Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings
(Unaudited & Restated)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2004	2003	2004	2003

Net income [1]	$6,550,174	$6,056,541	$18,321,709	$17,608,273
Less: preferred dividends	—	31,127	—	94,271

Net income available for common
shareholders and adjusted for
diluted computation [1]	$6,550,174	$6,025,414	$18,321,709	$17,514,002

Weighted average common
shares outstanding [2]	18,207,370	17,940,149	18,248,585	17,898,977
Add dilutive effect of:
Stock options [2]	818,130	778,269	820,320	758,923
Convertible preferred stock	—	227,137	44,866	229,301

Adjusted for assumed diluted
computation [2]	19,025,500	18,945,555	19,113,771	18,887,201

Basic earnings per share [1] [2]	$0.36	$0.34	$1.00	$0.98

Diluted earnings per share [1] [2]	$0.35	$0.32	$0.96	$0.93

[1] Restated; see Note 2 on page 9.

[2] Restated; see Note 1 on page 9.
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